SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paollera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 14, 2021, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated June 14, 2021, the Company informs its shareholders and the market in general that, in compliance with the provisions set forth in Decree 381/2021 enacted by the National Executive Power, the shopping centers located in Buenos Aires Metropolitan Area reopened today with capacity control, social distancing and strict safety and hygiene protocols. Food courts will only work with delivery and take away modalities, while entertainment business will remain closed except for the cinemas in Buenos Aires City, which are schedule to reopen on June 18.

On the other hand, the shopping centers located in the interior of the country continue to operate with different opening hours and working modality by type of business, according to the provisions of each province. In the case of Córdoba, the activity is suspended by provincial provision until June 18.

As of today, approximately 95% of the Company's portfolio in terms of gross leasable area is operational.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 14, 2021